                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1 )(1)


                                 Radio One, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   75040P108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  09/30/2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/      Rule 13d-1(b)

         / /      Rule 13d-1(c)

         / /      Rule 13d-1(d)



1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 75040P108                   13G                 Page  2  of  8  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification No. of Above
     Persons (Entities Only)
                             The TCW Group, Inc.

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

                             Nevada corporation
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
Beneficially Owned                 Power                        0
by Each Reporting            --------------------------------------------------
Person With                   (6) Shared Voting
                                    Power                       2,457,727
                              --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                       0
                             --------------------------------------------------
                             (8) Shared Dispositive
                                    Power                       2,457,727
-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                2,457,727
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                      / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                                                10.8%(see response to Item 4)
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
                                                 HC/CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 75040P108                   13G                 Page  3  of  8  Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  I.R.S. Identification No. of Above
     Persons (Entities Only)

                              Robert Day
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

                              United States Citizen
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
Beneficially Owned                 Power                         0
by Each Reporting            --------------------------------------------------
Person With                   (6) Shared Voting
                                    Power                   2,457,727
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power                        0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                   2,457,727
-------------------------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                            2,457,727
-------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                       /X/
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
                                             10.8%(see response to Item 4)
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
                                              HC/IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page  4  of  8  Pages
                                                               ---    ---


Item 1(a).              Name of Issuer:

                        Radio One, Inc.

Item 1(b).              Address of Issuer's Principal Executive Offices:

                        5900 Princess Garden Pkwy, 8th Floor
                        Lanham, MD 20706

Item 2(a).              Name of Persons Filing:
Item 2(b).              Address of Principal Business Office, or if None,
                        Residence:
Item 2(c).              Citizenship:

                        The TCW Group, Inc.
                        865 South Figueroa Street
                        Los Angeles, CA 90017
                        (Nevada Corporation)

                        Robert Day
                        865 South Figueroa Street
                        Los Angeles, CA 90017
                        (United States Citizen)

Item 2(d).              Title of Class of Securities:

                        Class A Common Stock

Item 2(e).              CUSIP Number:

                        75040P108

                                                          Page  5  of  8  Pages
                                                               ---    ---

Item 3.   If This Statement Is Filed Pursuant to Rule 13d1(b), or 13d2(b) or
          (c), Check Whether the Person Filing is a:

          (a)        / /     Broker or dealer registered under Section 15 of
                             the Exchange Act.
          (b)        / /     Bank as defined in Section 3(a)(6) of the
                             Exchange Act.
          (c)        / /     Insurance company as defined in Section 3(a)(19)
                             of the Exchange Act.
          (d)        / /     Investment company registered under Section 8
                             of the Investment Company Act.
          (e)        / /     An investment adviser in accordance with Rule
                             13d-1(b)(1)(ii)(E).
          (f)        / /     An employee benefit plan or endowment fund in
                             accordance with13d-1(b)(1)(ii)(F).
          (g)        /X/     A parent holding company or control person in
                             accordance with Rule 13d-1(b)(1)(ii)(G).

                                    (SEE Item 7)
                                    The TCW Group, Inc.
                                    Robert Day (individual who may be deemed
                                         to control The TCW Group, Inc. and
                                         other entities which hold the Class
                                         A Common Stock of the issuer)

          (h)        / /     A savings association as defined in Section 3(b)
                             of the Federal Deposit Insurance Act.
          (i)        / /     A church plan that is excluded from the
                             definition of an investment company under
                             Section 3(c)(14) of the Investment Company Act.
          (j)        / /     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
             If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

                                                          Page  6  of  8  Pages
                                                               ---    ---


Item 4.      Ownership **

             THE TCW GROUP, INC.
             (a)       Amount beneficially owned: 2,457,727****
             (b)       Percent of class: 10.8%
             (c)       Number of shares as to which such person has:
                       (i)   Sole power to vote or to direct the vote: none.
                       (ii)  Shared power to vote or to direct the vote:
                             2,457,727
                       (iii) Sole power to dispose or to direct the disposition
                             of: none.
                       (iv) Shared power to dispose or to direct the disposition of: 2,457,727

             ROBERT DAY ***
             (a)       Amount beneficially owned: 2,457,727****
             (b)       Percent of class: 10.8%
             (c)       Number of shares as to which such person has:
                       (i)   Sole power to vote or to direct the vote: none.
                       (ii)  Shared power to vote or to direct the vote:
                             2,457,727
                       (iii) Sole power to dispose or direct the disposition
                             of: none.
                       (iv) Shared power to dispose or to direct the disposition of: 2,457,727

--------
** The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

***      Shares reported for Robert Day include shares reported for The
         TCW Group, Inc.

**** Includes 674,230 shares that would be derived from the conversion of $12,630,000 face amount of 144A Convertible Preferred Stock "High Tides" 6.5% maturing July 15, 2005.

                                                          Page  7  of  8  Pages
                                                               ---    ---

Item 5.      Ownership of Five Percent or Less of a Class.

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Various persons other than as described in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock of Radio One, Inc.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             SEE Exhibit A.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.  SEE Exhibits A and B.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

Item 10.     Certification.

             Because this statement is filed pursuant to Rule 13d-1(b), the following certification is included:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                          Page  8  of  8  Pages
                                                               ---    ---


                                    SIGNATURE


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 10th day of October, 2000.


                                             The TCW Group, Inc.
                                             By:  /s/ Linda D. Barker
                                                  -----------------------------
                                                  Linda D. Barker
                                                  Authorized Signatory







                                              Robert Day
                                              By:  /s/ Linda D. Barker
                                                   -----------------------------
                                                   Linda D. Barker
                                                   Under  Power of  Attorney
                                                   dated March 31, 2000, on
                                                   File  with  Schedule 13G for
                                                   Cox Radio, Inc. dated
                                                   May 9, 2000.